FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Holt Ronald M. (Last) (First) (Middle) 101 North Main Street, 2nd Floor (Street) Versailles, KY 40383 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Community Trust Bancorp, Inc. CTBI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) January 27 & 28, 2003 5. If Amendment, Date of Original (Month/Day/Year) /

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

      Director

      10% Owner

   X   Officer (give title below)

      Other (specify below)

Executive Vice President

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	01/28/03		S		2800	D	25.25	15,098	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option (2)	$18.59	07/27/99		J(3)				07/27/04	07/27/09	Common Stock	12,100		12,100	D
Option (1)	$16.00	01/28/03		M(4)				01/25/01	01/25/10	Common Stock	1,727		0	0
Option (1)	$16.00	12/10/02		M(4)				01/25/02	01/25/10	Common Stock	1,727		0	0
Option (1)	$16.00	01/28/03		M(4)				01/25/03	01/25/10	Common Stock	1,727		0	0
Option (1)	$16.00	01/25/00		J(4)				01/25/04	01/25/10	Common Stock	1,727		1,727	D
Option (2)	$14.32	01/23/01		J(5)				01/23/06	01/23/11	Common Stock	11,000		11,000	D
Option (2)	$20.23	01/29/02		J(8)				01/29/07	01/29/12	Common Stock	8,250		8,250	D
Option (9)	$25.39	01/17/03		J				01/17/04	01/17/13	Common Stock	1,792		1,792	D
Option (9)	$25.39	01/17/03		J				01/17/05	01/17/13	Common Stock	1,792		1,792	D
Option (9)	$25.39	01/17/03		J				01/17/06	01/17/13	Common Stock	1,792		1,792	D

 Explanation of Responses:

 (1) Right to buy pursuant to first restated PNC 1989 Stock Option Plan.  (2) Right to buy pursuant to Management Retention Incentive Stock Option Agreement.  (1*) Right to buy pursuant to third restated PNC 1989 Stock Option Plan.  (3) Option previously reported as covering 10,000 shares @$22.50 per share, adjusted to reflect the 10% stock dividends effective April 15, 2000 and December 15, 2002.  (4) Option previously reported as covering 5,708 shares @$19.375 per share, adjusted to reflect the 10% stock dividends effective April 15, 2000 and December 15, 2002.  (5) Option previously reported as covering 10,000 shares @$15.75 per share, adjusted to reflect the 10% stock dividend effective December 15, 2002.  (6) Option previously reported as covering 5,000 shares @$24.75 per share, adjusted to reflect the 10% stock dividends effective April 15, 1997, April 15, 1999, and April 15, 2000.  (7) Option previously reported as covering 2,786 shares @$24.50 per share, adjusted to reflect the 10% stock dividends effective April 15, 1997, April 15, 1999, and April 15, 2000.  (8) Option previously reported as covering 7,500 shares @$22.25 per share, adjusted to reflect the 10% stock dividend effective December 15, 2002.  (9) Right to buy pursuant to the CTBI 1998 Stock Option Plan.

Ronald M. Holt ** Signature of Reporting Person	01/29/2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002